July 8, 2008

H. Roger Schwall

Division of Corporate Finance

United States

Securities and Exchange Commission

100 F St. N.E.

Washington, DC 20549

RE:

Horizon Industries, Ltd.

Annual Report on Form 20-F for the Year Ended February 28, 2007

as amended on June 3, 2008

File No. 0-52302

Dear Mr. Schwall;

The following are our responses to your comment letter of July 3, 2008.

Selected Financial Data Presented According to CanadianGAAP, page 6

1.

We note your response to comment two of our letter dated April 21, 2008. You have indicated that you advance funds to the operator and that you credit cash and debit PP&E. Please tell us if you considered recording such amounts in a prepaid account rather than PP&E. In doing so, please specify if the related exploration work has been performed at the time you advanced funds.

We further note that you have indicated it can take one to three months before the operator is billed cost the cost of the drilling work resulting in a credit to accounts payable and a debit to PP&E. Please clarify who is billing the third party operator. In addition, please tell us how you calculate the amounts accrued in advance of billings and specify the related source of such information.

We advance funds to the operator immediately prior to when drilling work is set to be performed. Upon receipt of the funds by our operator, a drill rig is moved onto the drill site and operations to drill the well are initiated. The drilling is completed within one to two weeks so we debit PP&E and not a prepaid account.

Our operator supervises the drilling of the well and is responsible for billing third parties. Their functions include contracting with third parties that provide services related to the drilling of the well. The amounts accrued in advance of billing are based on the authority for expenditure (AFE). This is a budget which estimates the costs of drilling and completing a well. Our operator prepares the AFE in advance of drilling the well. The operator prepares the budget based on the anticipated costs of drilling. For example, the cost for contracting a drilling rig may be $10,000 per day. If they anticipate that the well may take 10 days to drill, they will budget $100,000 for drilling rig time. Other estimated costs include supervisory time, logging contractors, mud and chemicals, equipment rentals, insurance etc. These amounts are calculated in a number of ways but are primarily based upon the operators experience from drilling similar wells in similar geological environments and depths. They also have previous knowledge of the costs of various services provided by the local third parties.

The operator processes all invoices from third parties on a daily basis during the drilling program. They then provide Horizon with monthly billing statements. Most of the costs of drilling are incurred within the first one to two weeks of the drilling program. Occasionally some minor costs are incurred after this period. Horizon consults with the operator on a daily basis as the drilling program proceeds to monitor all costs as they are received. At month end, we further consult with the operator to ascertain if there are any cost overruns from the budgeted amount including any unbilled anticipated amounts. If indicated, we record these costs as an accounts payable at that time.

Very truly yours,

/s/ Christopher J. Wensley

Christopher J. Wensley, CEO

Horizon Industries, Ltd.

2